AMENDMENT NO. 1

TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

This AMENDMENT NO. 1 to the INVESTMENT SUB-ADVISORY AGREEMENT (“Amendment”) is dated as of April 30, 2026, by and between The Variable Annuity Life Insurance Company, a Texas life insurer (the “Adviser”), and Invesco Advisers, Inc., a Delaware corporation (the “Subadviser”).

RECITALS

WHEREAS, the Adviser and VALIC Company I, a Maryland corporation (the “Company”), have entered into an Investment Advisory Agreement dated January 13, 2025, as amended from time to time (the “Advisory Agreement”), pursuant to which the Adviser has agreed to provide investment advisory services to the Company; and

WHEREAS, the Company is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company; and

WHEREAS, the Adviser and the Subadviser are parties to an Investment Sub-Advisory Agreement dated January 13, 2025 (the “Subadvisory Agreement”), pursuant to which the Subadviser furnishes investment advisory services to certain investment series (the “Covered Funds”) of the Company, as listed on Schedule A to the Subadvisory Agreement; and

WHEREAS, the Board of Directors of the Company approved a new Investment Sub-Advisory Agreement between the Adviser and the Subadviser with respect to the Small Cap Core Fund (f/k/a Small Cap Special Values Fund) (the “Fund”) at an in-person meeting held on January 21-22, 2026, and the parties wish to amend and restate Schedule A to the Subadvisory Agreement to reflect the action of the Board.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties agree as follows:

1. Schedule A Amendment. Schedule A to the Subadvisory Agreement is hereby amended and restated as attached hereto.

2. Term. The Subadvisory Agreement shall become effective as to the Fund on April 30, 2026, and shall continue in effect for two years. The Subadvisory Agreement shall continue in effect with respect to the Fund from year to year thereafter provided it is continued in the manner set forth in the Subadvisory Agreement.

3. Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

4. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or www.echosign.com, or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5. Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Amendment as of the date first above written.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	/s/ Kevin Adamson
Name:	Kevin Adamson
Title:	Vice President

INVESCO ADVISERS, INC.

By:	/s/ Nicole Filingeri
Name:	Nicole Filingeri
Title:	Vice President

SCHEDULE A

Amended and Restated Effective April 30, 2026

Annual Fee computed at the following annual rate, based on average daily net assets for each month on that portion of the assets managed by Sub-Adviser, and payable monthly:

Covered Fund	Fee
International Opportunities Fund	Omitted.

Small Cap Core Fund	Omitted.